WIRED ASSOCIATES SOLUTIONS, INC.

1559 EAST 38TH STREET

BROOKLYN, NY 11234

March 21, 2012

Kate Beukenkamp

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wired Associates Solutions, Inc.

Preliminary Information Statement on Schedule 14C

Filed January 17, 2012

File No. 000-53161

Dear Ms. Beukenkamp:

By letter dated February 9, 2012, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Wired Associates Solutions, Inc. (the “Company,” “we,” “us” or “our”) with its comment to the Company’s Preliminary Information Statement on Schedule 14C. We are in receipt of your letter and set forth below is the Company’s response to the Staff’s comment. For your convenience, the comment is listed below, followed by the Company’s response.

General

  It appears that the amendment to your Certificate of Incorporation to change your corporate name is a result of your acquisition of Snap Tagz, LLC on December 22, 2011. Therefore, please revise your Information Statement to provide all of the information required by Item 14 of Schedule 14A including, as applicable, Item 13(a). See Note A of Schedule 14A, which is applicable to your Information Statement pursuant to Item 1 of Schedule 14C.

RESPONSE:

  The amendment to our Certificate of Incorporation to change our corporate name to Wild Craze, Inc. (the “Name Change”) is not a result of our acquisition of Snap Tagz, LLC on December 22, 2011. We had no intent to change our corporate name to Wild Craze, Inc. in connection with or as a result of our acquisition of Snap Tagz, LLC. Our acquisition of Snap Tagz, LLC is a wholly separate transaction from the amendment of our Certificate of Incorporation. Management originally planned to keep Wired Associates Solutions, Inc. as the corporate name of the Company until we entered into additional strategic licensing agreements. However, upon consulting with an advisor to the Company we ultimately decided it was in our best interest to reserve and adopt Wild Craze, Inc. as our corporate name due to competitors in our industry. At this time, we believe the Name Change is necessary to reserve our corporate name from competitors and properly position our products and business operations for potential acquisitions and additional strategic licensing agreements with entities in the upcoming quarter.

Further, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Justin Jarman

Justin Jarman

Chief Executive Officer